January 6, 2003

New Field Development Gains Government Approval

Aberdeen, United Kingdom – The Department of Trade and Industry (DTI) has granted approval of the Field Development Plan for the Clapham field, located in block 21/24 in the Central North Sea.

Operated and owned by Petro-Canada, the field is currently estimated to have recoverable reserves of 19.5 million barrels of oil.  The cost of the field development is £71.5 million ($175 million CAD).  Peak production of 15,000 barrels of oil per day (bopd) will be achieved in 2004.

The field will be brought into production using sub-sea facilities tied back to the Triton floating production storage and offloading vessel (FPSO) via the Guillemot West & Northwest subsea infrastructure.

Welcoming the approval, Reidar Hustoft, Petro-Canada’s United Kingdom country manager explained:  “Our track record in bringing the western extension of Guillemot West on stream demonstrates the company’s capability in small pool developments of this kind. Being able to produce Clapham through existing infrastructure makes development of this size of field economic.”

Commenting on the development Norm McIntyre, president Petro-Canada said:  “This has been a year of growth and achievement for Petro-Canada’s team in Aberdeen.  In June, we acquired Shell and Esso's interest in the Clapham licence, to bring our ownership up to 100%.  In September we spudded the Clapham appraisal well and on 23 December we received field development approval from the DTI.  We have shown what can be achieved in a short time frame with focus, innovative thinking and a skilled and motivated team.”

Energy Minister Brian Wilson said: “I very much welcome the presence of Petro-Canada in the North Sea and the fact that this will be the first field in which they are operator from the outset. Accordingly, I am delighted to approve the development plan for the Clapham field. The joint Government-industry strategy of attracting new players into the UK sector is steadily paying off.  We need large companies and niche players, just as we need long-established companies as well as newer ones.  This is another good announcement for the North Sea confirming that there is still a great deal of life left in it for oil and gas companies to work with and thereby moderate the onset of maturity.”

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally.  Earlier in 2002, Petro-Canada acquired the international assets of Veba Oil & Gas with production and exploration focused in the North Sea, North Africa and Northern Latin America.  Its common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

Media and General Inquiries:	Investor and Analyst Inquiries:
Rosemary Drummond	Gordon Ritchie
Senior Advisor Communications	Senior Director Investor Relations
Petro-Canada (London)	Petro-Canada
Tel +44 (0)20 7225 7230	Tel +1 (403) 296-7691
E-mail: rosemary.drummond@petro-canada.ca

Internet site:  www.petro-canada.ca

(publié également en français)

BACKGROUNDER

Quick Facts

Licence:	P.021
Block:	21/24
Field name:	Clapham
Location:	UK Sector, Central North Sea.
Approx 165 kilometres east of Aberdeen
Operator:	Petro-Canada (100%)
Co-ordinates:	57° 13’ 51.5182” N, 0 °38’ 12.8472” E
Date of Discovery:	1999 with 21/24-6 well
Hydrocarbon Type:	Oil 33° API, GOR 100 scf/stb
Estimated Reserves:	19.5 MMBO
Water Depth:	282 feet
Flying time ex Aberdeen:	45 minutes
Sailing time ex Aberdeen:	8 hours

Triton Facts:

The Triton Floating Production, Storage and Offloading (FPSO) vessel currently produces oil and gas from the Guillemot West and Guillemot Northwest Fields (operated by Petro-Canada UK Limited) and Bittern (operated by Shell U.K. Exploration and Production).

The Triton FPSO, operated by Amerada Hess, is a new-build, double hull tanker.

Location:	Block 21/30 in the central North Sea, approximately 190 kms (120 mls) east of Aberdeen
Water depth:	90m (300ft)
Mooring:	Passive system with internal bow turret, 4.4m diameter
Mooring lines:	3x3 lines, each 1,250m long
Riser system:	9 flexible risers and 2 umbilicals. 15 riser slots installed
Deadweight:	105,000 tonnes
Storage capacity:	630,000 barrels
Process capacity:
Oil -	105,000 b/d
Gas -	145 mmcfd
Water injection	125,000 b/d
Normal crew:	50
Accommodation:	Up to 80